SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)
(Amendment No.     )*

AFTERMASTER, INC.
____________________
(Name of Issuer)

Common stock, par value $0.001 per share
____________________
(Title of Class of Securities)

86400R 105
____________________
(CUSIP Number)

Estate of Frank Perrotti, Jr.,
David Perrotti, Co-Executor of the Estate of Frank Perrotti, Jr.,
Paula Perrotti, Co-Executor of the Estate of Frank Perrotti, Jr.
c/o Darren Wallace, Esq.
Day Pitney LLP
One Canterbury Green
Stamford, CT 06901
(203) 862-7874
____________________
 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

January 4, 2017
____________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Estate of Frank Perrotti, Jr.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 22,036,734 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,036,734 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 22,036,734 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 19.49% (2)
(14)	Type of reporting person: OO
(1)
Consists of (a) 13,330,484 shares of common stock; (b) 7,975,000 shares of common stock which may be acquired on conversion of convertible promissory notes aggregating $3,925,000; and (c) 731,250 shares of common stock under warrants which expire on various dates. The common stock, promissory notes and the warrants are collectively referred to herein as the “Securities”.

(2)	Based on 104,342,979 shares of the Issuer’s common stock outstanding on November 14, 2016.

(3)
The Securities are deemed to be beneficially owned either directly by the Reporting Person, or indirectly by the Reporting Person through FPJ Investments LLC, a single member limited liability company.

(1)	Name of reporting person: David Perrotti, as Co-Executor of the Estate of Frank Perrotti, Jr.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 22,036,734 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,036,734 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 22,036,734 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 19.49% (2)
(14)	Type of reporting person: OO
(1)
Consists of (a) 13,330,484 shares of common stock; (b) 7,975,000 shares of common stock which may be acquired on conversion of convertible promissory notes aggregating $3,925,000; and (c) 731,250 shares of common stock under warrants which expire on various dates. The common stock, promissory notes and the warrants are collectively referred to herein as the “Securities”.

(2)	Based on 104,342,979 shares of the Issuer’s common stock outstanding on November 14, 2016.

(3)
The Securities are deemed to be beneficially owned either indirectly by the Reporting Person as Co-Executor of the Estate of Frank Perrotti, Jr. or indirectly by the Reporting Person as Co-Executor of the Estate of Frank Perrotti, Jr. through FPJ Investments LLC, a single member limited liability company.

(1)	Name of reporting person: Paula Perrotti, as Co-Executor of the Estate of Frank Perrotti, Jr.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 22,036,734 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 22,036,734 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 22,036,734 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 19.49% (2)
(14)	Type of reporting person: OO
(1)
Consists of (a) 13,330,484 shares of common stock; (b) 7,975,000 shares of common stock which may be acquired on conversion of convertible promissory notes aggregating $3,925,000; and (c) 731,250 shares of common stock under warrants which expire on various dates. The common stock, promissory notes and the warrants are collectively referred to herein as the “Securities”.

(2)	Based on 104,342,979 shares of the Issuer’s common stock outstanding on November 14, 2016.

(3)
The Securities are deemed to be beneficially owned either indirectly by the Reporting Person as Co-Executor of the Estate of Frank Perrotti, Jr. or indirectly by the Reporting Person as Co-Executor of the Estate of Frank Perrotti, Jr. through FPJ Investments LLC, a single member limited liability company.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (“common stock”), of Aftermaster, Inc. (formerly, Studio One Media, Inc.), a Delaware corporation (the "Company"), with its principal executive offices at 6671 Sunset Blvd., Suite 1520, Hollywood, CA 90028.

Item 2.	Identity and Background.

(a) This statement is filed by the Estate of Frank Perrotti, Jr. (the “Estate”), David Perrotti, as Co-Executor of the Estate and Paula Perrotti, as Co-Executor of the Estate (and, with David Perrotti, the “Co-Executors” and collectively with the Estate, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Darren Wallace, Esq., Day Pitney LLP, One Canterbury Green, Stamford, CT 06901. FPJ Investments LLC has its address at 2 Broadway, Hamden, CT 06518.

(c)  David Perrotti is Managing Member, Hometown Waste, LLC, 40 Nod Road, Clinton, CT 06413. Paula Perrotti is an attorney.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Co-Executors is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of the shares of common stock following the death on December 10, 2016 of Frank Perrotti, Jr., the former beneficial owner. David Perrotti and Paula Perrotti were appointed as Co-Executors of the Estate of Frank Perrotti, Jr. by order of the Court of Probate of the State of Connecticut on January 4, 2017.

Item 4.	Purpose of Transaction.

The Estate acquired beneficial ownership of the shares of common stock of the Issuer upon the death of Frank Perrotti, Jr. The Co-Executors acquired beneficial ownership of the shares of common stock of the Issuer by reason of their appointment as Co-Executors of the Estate on January 4, 2017.

The Reporting Persons may, from time to time and at any time: (i) acquire additional shares of common stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise, (ii) dispose of any or all of their Securities in the open market or otherwise, or (iii) engage in any hedging or similar transactions with respect to any Securities. The Reporting Persons will continue to review and assess on an ongoing basis the Issuer’s financial condition, business, assets, operations and prospects, the market price for shares of common stock, conditions in the securities markets generally, general economic conditions, and other factors.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of this Schedule 13D, provided that the Reporting Persons may, at any time and from time to time, review or reconsider their position or change their purpose and/or formulate plans or proposals with respect thereto or with respect to the matters referred to in Item 6 below, as they may deem appropriate.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Persons beneficially own 22,036,734 shares of common stock consisting of 13,330,484 shares of common stock, 7,975,000 shares of common stock which may be acquired on conversion of convertible promissory notes aggregating $3,925,000, and 731,250 shares of common stock which may be acquired on exercise of warrants which expire on various dates.  The Reporting Persons also beneficially own three (3) promissory notes aggregating $575,000 which are not convertible.

(b)	The Co-Executors have shared voting power and shared dispositive power over the shares of common stock.

(c)
Except as reported in this Item 5, the Reporting Persons have not effected any transactions in the common stock during the past 60 days. The Estate received 501,173 shares of common stock from the Issuer as a payment in lieu of interest on or about January 30, 2017.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Estate acquired, upon Frank Perrotti Jr.’s death, outstanding debt instruments aggregating $4,500,000 principal amount pursuant to certain secured and unsecured promissory notes issued by the Issuer from time to time and which outstanding debt and promissory notes are due and payable. The Reporting Persons will on an ongoing basis continue to review and evaluate such debt instruments and secured and unsecured promissory notes and all rights and remedies existing or arising thereunder, which may include reviewing and assessing the Issuer’s financial condition, assets, operations and results of operations, possible communications with management and other security holders of the Issuer, and other factors. The Reporting Persons reserve the right, at any time and from time to time, to change their intention and to formulate plans and proposals in connection with any of the foregoing of this Item 6 or in connection with the matters referred to in Item 4 above, as they may deem appropriate.

Item 7.	Material to be Filed as Exhibits.

99.1          Joint Filing Agreement dated March 10, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017

ESTATE OF FRANK PERROTTI, JR.

By:	/s/ David Perrotti
David Perrotti, as Co-Executor

By:	/s/ Paula Perrotti
Paula Perrotti, as Co-Executor

/s/ David Perrotti
David Perrotti, as Co-Executor

/s/ Paula Perrotti
Paula Perrotti, as Co-Executor